UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Form 6-K and the statements under “Third Quarter 2017 Financial Results”, “Balance Sheet Highlights”, “Forward Looking Statements” and the accompanying financial statements in the press release in Exhibit 99.1) are incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817 and 333-220015) and on Form F-3 (Registration No. 333-219614 and 333-212432).

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release issued by the Registrant entitled “Cellect Biotechnology Provides Corporate Update and Reports Third Quarter 2017 Financial Results.”

Exhibit

99.1	Press Release, dated November 22, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

Date: November 22, 2017	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Title: Chief Financial Officer

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